10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024 TELEPHONE 310.443.6141 FACSIMILE 310.443.6435

TODD A. STEVENS
President and Chief Executive Officer

August 20, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:       California Resources Corporation

Amendment No. 1 to Registration Statement on Form 10-12B
Filed July 16, 2014
File No. 1-36478

Ladies and Gentlemen:

Set forth below are the responses of California Resources Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 6, 2014, with respect to Amendment No. 1 to the Form 10-12B, File No. 001-36478, filed with the Commission on July 16, 2014 (the “Form 10”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Form 10 (“Amendment No. 2”), including a revised Information Statement filed as Exhibit 99.1 thereto (as revised, the “Information Statement”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 marked to show all changes made since the filing Amendment No. 1 to the Form 10.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Information Statement unless otherwise specified.

Securities and Exchange Commission

August 20, 2014

Non-GAAP Financial Measures and Reconciliations, page 28

EBITDAX, page 28

1.            Your response to comment 11 in our letter dated July 3, 2014 indicates that you have presented the non-GAAP measure “EBITDAX” to “provide investors with a metric that is representative of our operating cash flows.” Please tell us whether you consider EBITDAX to be a performance measure, a liquidity measure, or both. If you conclude that it is a liquidity measure, please provide disclosure showing a reconciliation to the most directly comparable GAAP-basis liquidity measure (i.e., cash flow from operating activities). Refer to Item 10(e) of Regulation S-K. In addition, please note that the prominent presentation of amounts for the three major categories from the statement of cash flows is required when a non-GAAP liquidity measure is presented.

RESPONSE:

We consider EBITDAX to be both a performance and liquidity measure.  We acknowledge the Staff’s comment and have revised the Information Statement to provide a reconciliation to the most directly comparable GAAP-based liquidity measure, which we believe is cash flow from operating activities in addition to the existing reconciliation to net income. In addition, we have included a prominent presentation of amounts for the three major categories from the statement of cash flows in the Information Statement. Please see pages 24 and 26 of the Information Statement.

Business, page 84

Elk Hills, page 88

2.            We note your response to comment 15 in our letter dated July 3, 2014. Please tell us whether you intend to include the revenue and costs associated with the sale of excess electric power from the Elk Hills power plant to the grid as part of oil and gas activities in your future period statements of income. In addition, please tell us whether the revenue from the sale of excess electric power from the Elk Hills power plant to the grid was included in estimating your proved reserves and in calculating the standardized measure of discounted future net cash flows.

RESPONSE:

To the extent the revenues and costs associated with the sale of excess electric power from the Elk Hills power plant to the grid continue to be immaterial, we intend to continue including these results in our oil and gas activities such as currently disclosed in our “Results of Operations” on page F-39 and “Results per Unit of Production” on page F-40.  We included these results in our disclosures for convenience, given the administrative burden of splitting costs between internal consumption and third-party sales, and due to the immateriality of such amounts.  However, we excluded the revenues associated with the sale of excess electric power from the Elk Hills power plant to the grid from our estimates of proved reserves and calculations of the standardized measure of discounted future net cash flows.  We plan to continue this practice in future periods.

Securities and Exchange Commission

August 20, 2014

Unconventional Reservoir Potential, page 98

4.            With reasonable detail, please clarify your statement in schedule 7 of the supplemental engineering items you furnished in response to our comment 16(d) to explain whether you have and used pre-drill PUD reserve estimates to compare with post-drill proved developed estimated ultimate recoveries. Your spread sheet footnote implies you had no such estimates.

RESPONSE:

The footnote included in the sheet with pre/post drill reserves in schedule 7 of the supplemental engineering items refers solely to the source location of the pre-drill estimated ultimate recovery (“EUR”) estimates for each well.  The pre-drill EUR estimates are sourced from each individual project Approval for Expenditure (AFE) that the engineering group prepares as part of the capital allocation and approval process.  These volume estimates are used to determine economics of each project for budget allocation and approval only.  The post-drill EUR volumes are calculated based on actual results and using the economic assumptions from our year end reserves database.

Production, Price and Cost History, page 110

5.            We note the disclosure of production histories for Elk Hills and Wilmington fields. Please amend your document to disclose also the figures for historical product prices and unit production costs for these fields. Refer to the discussion of Item 1204 of Regulation S-K on page 2177 of “Federal Register /Vol. 74, No. 9 /Wednesday, January 14, 2009 /Rules and Regulations”: “However, unlike the Industry Guide disclosure item, this disclosure [product prices and unit production costs] must be made by geographical area and for each country and field containing 15% or more of the registrant’s proved reserves, expressed on an oil-equivalent-barrels basis.” This is available at www.sec.gov/rules/final/2009/33-8995fr.pdf.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly.  Please see page 108 of the Information Statement.

*              *              *              *              *

Securities and Exchange Commission

August 20, 2014

Please direct any questions that you have with respect to the foregoing and any requests for supplemental information to Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

CALIFORNIA RESOURCES CORPORATION

By:	/s/ Todd A. Stevens
Name:	Todd A. Stevens
Title:	President and Chief Executive Officer

Enclosures

cc: Karina V. Dorin (Securities and Exchange Commission)

Marcia E. Backus (Occidental Petroleum Corporation)

Michael L. Preston (California Resources Corporation)

Sarah K. Morgan (Vinson & Elkins L.L.P.)